UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: Advisors Preferred Trust - 811-22756 Spectrum Low Volatility Fund								Date examination completed: August 27, 2021
2. State identification Number:
AL	By Fund # 48456	AK	By Fund Investor #6009111	AZ	By Class Investor Class # # MF 84722	AR	By Fund # 60038347	CA	By Trust no permit #	CO	By Trust 2013-52-250
CT	By Fund # 1103940	DE	By Fund no permit #	DC	By Class Investor Class #60073444	FL	None required	GA	By Trust MF O49318	HI	By Fund no permit #
ID	By Fund # 79073	IL	By Trust 60027229	IN	By Trust 13-0029IC	IA	By Class Investor Class #I-108970	KS	By Fund # 2018S0001096	KY	By Prospectus #60451097
LA	By Prospectus 170562	ME	By Class Investor Class #10065419	MD	By Class Investor Class # SM 120152440	MA	By Class Investor Class # 60185334	MI	By Class Investor Class # 985582	MN	By Trust R-55307.1
MS	By Class Investor Class # 60066861	MO	By Fund no permit #	MT	By Class Investor Class # 270386	NE	By Class Investor Class # 121856	NV	By Fund no permit #	NH	By Class Investor Class # MF20-0083612
NJ	By Prospectus MF 18494	NM	By Class Investor Class # 60440	NY	By Fund # S33-49-70	NC	By Trust	ND	By Class Investor Class #MF 20-0374	OH	By Prospectus BE1962849
OK	By Class Investor Class #SE-2247136	OR	By Fund #2020-617	PA	By Trust 2013-02-070MF	RI	By Fund no permit #	SC	By Fund # MF 21458	SD	By Class Investor Class # 81761

TN	By Class Investor Class # RN2021B-0698	TX	By Class Investor Class # C-106625	UT	By Prospectus #007-5859-59	VT	By Class Investor Class #7/07/20-07	VA	By Trust 183038	WA	By Class Investor Class # 60066958
WV	By Class Investor Class # 106983	WI	By Class Investor Class # 772165	WY	By Trust no permit #	PR	By Class Investor Class # 60347-0	GU	By Trust No permit #	VI	By Trust Not registered
Other (specify):
3. Exact name of investment company as specified in registration statement: Spectrum Low Volatility Fund, a series of the Advisors Preferred Trust
4. Address of principal executive office (number, street, city, state, zip code): 1445 Research Boulevard, Suite 530, Rockville, MD 20850

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: Advisors Preferred Fund 811-22756 Advisors Preferred Fund								Date examination completed: August 27, 2020
2. State identification Number:
AL	By Fund # 50928	AK	By Fund # 60089805	AZ	By Class not registered	AR	By Fund 60030611	CA	By Trust not permit #	CO	By Trust 2013-52-250
CT	By Fund # 1089630	DE	By Fund	DC	By Class Not registered	FL	None required	GA	By Trust 049318	HI	By Fund no permit #
ID	By Fund not registered	IL	By Trust 60027229	IN	By Trust 13-0029IC	IA	By Class Investor Class I-109667	KS	By Fund # 2021S0000120	KY	By Prospectus #60451097
LA	By Prospectus 170562	ME	By Class not registered	MD	By Class Investor Class # SM 20152452	MA	By Class Investor # 60157558	MI	By Class Investor Class #SM20152452	MN	By Trust R-55307.1
MS	By Class Investor Class # 60089664	MO	By Fund # 1103940	MT	By Class Not registered	NE	By Class Not registered	NV	By Fund Not permit #	NH	By Class Not registered
NJ	By Prospectus MF18494	NM	By Class Investor #70639	NY	By Fund #S33-76-97	NC	By Trust GFAPT	ND	By Class Not registered	OH	By Prospectus BE1962849
OK	By Class Not registered	OR	By Fund #2020-616	PA	By Trust 2013-02-070MF	RI	By Fund No permit #	SC	By Fund #MF20045	SD	By Class Investor Class # 82506
TN	By Class Investor Class # RN2020B-2640	TX	By Class Investor #C 128388	UT	By Prospectus #007-5859-59	VT	By Class Not registered	VA	By Trust 183038	WA	By Class Investor Class # 60078250
WV	By Class No permit #	WI	By Class Investor 772165	WY	By Trust No permit #	PR	By Class Not registered	GU	By Trust No permit #	VI	By Trust Not registered
Other (specify):

3. Exact name of investment company as specified in registration statement: Spectrum Advisors Preferred Fund, a series of Advisors Preferred Trust
4. Address of principal executive office (number, street, city, state, zip code): 1445 Research Boulevard, Suite 530, Rockville, MD 20850

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

August 27, 2021

We, as members of management of Spectrum Low Volatility Fund and Spectrum Advisors Preferred Fund (the “Funds”), each a series of Advisors Preferred Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of April 30, 2021, and from March 31, 2021, through April 30, 2021.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of April 30, 2021, and from March 31, 2021, through April 30, 2021, with respect to securities reflected in the investment account of each Fund.

Spectrum Low Volatility Fund

Spectrum Advisors Preferred Fund

/s/ Catherine Ayers-Rigsby .

Principal Executive Officer

/s/ Christine Casares .

Principal Financial Officer

Report of Independent Public Accountant

To the Board of Trustees of

Advisors Preferred Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Spectrum Low Volatility Fund and Spectrum Advisors Preferred Fund (the “Funds”), each a series of Advisors Preferred Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the Act) as of April 30, 2021. Management is responsible for its assertion about compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of April 30, 2021, and with respect to agreement of security purchases and sales, for the period from March 31, 2021 (the date of our last examination), through April 30, 2021:

•	Confirmation of all securities held by institutions in book entry form at National Financial Services, LLC (“NFS”) and U.S. Bank, N.A (the “Custodian”).

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

•	Reconciliation of all such securities to the books and records of the Funds, NFS and the Custodian.

•	Agreement of six security purchases and two sales since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of April 30, 2021, with respect to securities reflected in the investment account of each Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Advisors Preferred Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN & COMPANY, LTD.

Chicago, Illinois

August 27, 2021